Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec, J0A 1B0
Canada
www.cascades.com

Cascades Renews its Normal Course Issuer Bid

Kingsey Falls, March 15, 2016 - Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 17, 2016 and will not continue beyond March 16, 2017. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 953,586 Common Shares which represents approximately 1% of the 95,358,629 issued and outstanding Common Shares as of March 4, 2016. Since March 14, 2015, Cascades purchased 93,735 Common Shares at an average weighted cost of $7.53.

The average daily trading volume of Cascades’ Common Shares was 220,092 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 55,023 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 11,000 employees, who work in over 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media:	Investors:
Hugo D’Amours	Investor Relations
Vice-President, Communications et Public Affairs	Cascades Inc.
Cascades Inc.	514 282-2600
819 363-5164
hugo_damours@cascades.com

Web site: www.cascades.com

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